October 20, 2010

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:          Geokinetics Inc.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Filed August 9, 2010

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Filed August 9, 2010

Definitive Proxy Statement filed March 29, 2010

File No. 001-33460

Dear Mr. Schwall:

Geokinetics Inc. hereby submits the following responses to your letter dated September 24, 2010, containing comments from the staff of the Securities and Exchange Commission relating to Geokinetic’s Form 10-K/A, Form 10-Q and Definitive Proxy Statement.

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface.  In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  We respectfully request that the Staff provide its further comments at its earliest convenience.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Risk Factors, page 16

1.                                      Please tell us what consideration you have given to including risk factors disclosure regarding the terms of your outstanding Series B Preferred Stock.  For example, we note your disclosure at page F-22 regarding the need to obtain the consent of the holders of a majority of your Series B Preferred Stock before you take certain actions, including entering into a business combination.

Response:                                        In our Form 10-Q for the quarter ending September 30, 2010, we will revise the risk factors regarding the effect of our significant indebtedness (see pages 25 and 26 of our Form 10-K for the year ended December 31, 2009) to include our obligation to redeem the preferred stock.  We will also add the following risk factor:

Holders of our preferred stock vote as a class with our common stock and have the ability to cast approximately [ ]% of the votes on matters submitted to a vote of our stockholders, and so will have significant influence on matters submitted to a vote of our stockholders.  Holders of our preferred stock also have the right to consent to certain corporate actions, which will prevent us from undertaking those actions without the consent of the holders of our preferred stock.

Approximately [ ]% of our outstanding preferred stock is held by Avista and its affiliates, and Avista owns an additional [ ] shares of our common stock at September 30, 2010.  The preferred stock votes as a class with our common stock on an as converted basis, and represents approximately [ ]% of the outstanding voting power of the Company. In addition, the terms of the preferred stock provide that while the preferred stock is outstanding, the holders of preferred stock voting together as a class are entitled to elect one director of the Company. Accordingly, Avista and the holders of our preferred stock are able to substantially influence matters submitted to a vote of our stockholders, including the election of directors.

In addition, the holders of a majority of the outstanding shares of preferred stock, are required to approve each of the following transactions,

•                  Any amendment to our certificate of incorporation or by-laws,

•                  Any payment of a dividend to holders of our common stock or any repurchase of our common stock,

•                  Any sale of all or substantially all of our assets and the assets of our subsidiaries, or any merger or consolidation with another person if our stockholders immediately prior to the merger own less than 50% of the entity resulting from the merger,

•                  Any reclassification or reorganization of our common stock,

•                  The issuance of any stock on parity with or having preference to the preferred stock,

•                  Certain transaction with our management, related parties or affiliates, unless unaffiliated members of our board of directors approve the transaction, or

•                  Any increase or decrease in the number of directors on our board.

The holders of our preferred stock have the preemptive right to acquire shares of our common stock that we may offer for cash in the future, other than shares sold in a public offering.

We will also include this risk factor disclosure in our future Forms 10-K, as appropriate.

Quantitative and Qualitative Disclosure About Market Risk, page 51

2.                                      Please provide separate quantitative information, to the extent material, for each market risk exposure category.  See Item 305 of Regulation S-K.

Response:                                        We propose to expand our market risk disclosure as follows:

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes to operating concentration and credit risk, changes in interest rates and foreign currency exchange rate risks.  Additionally, we are exposed to market risk with respect to our own equity securities.  These risks are further discussed below.

Concentration and credit risk: Our principal market risks include fluctuations in commodity prices which affect demand for and pricing of our services and the risk related to the concentration of our customers in the oil and natural gas industry.  Since all of our customers are involved in the oil and natural gas industry, there may be a positive or negative effect on our exposure to credit risk because our customers may be similarly affected by changes in economic and industry conditions. As an example, changes to existing regulations or the adoption of new regulations may unfavorably impact us, our suppliers or our customers.  In the normal course of business, we provide credit terms to our customers. Accordingly, we perform ongoing credit evaluations of our customers and maintain allowances for possible losses which, when realized, have been within the range of our expectations. We believe that our unreserved trade receivables at September 30, 2010, of $           are collectible and that our allowance for doubtful accounts is adequate.

We generally provide services to a relatively small group of key customers that account for a significant percentage of our accounts receivable at any given time. Our key customers vary over time. We extend credit to various companies in the oil and natural gas industry, including our key customers, for the acquisition of seismic data, which results in a concentration of credit risk. This concentration of credit risk may be affected by changes in the economic or other conditions of our key customers and may accordingly impact our overall credit risk. If any of these significant clients were to terminate their contracts or fail to contract for our services in the future because they are acquired, alter their exploration or development strategy, or for any other reason, our results of operations could be affected. For the year ended December 31, 2009, our top ten customers were Sonangol, Petroandina, Petrobel, Petroleo Brasileiro S.A.-Petrobras (“Petrobras”), ANH Sinu, Staatsolie, Agência Nacional do Petróleo (“ANP”), Petronas Carigali Pertamina Petrovietnam Operating Company, Sdn bhd.(“PCPPOC”), International Egyptian Oil Company (“IEOC”), and Seismic Exchange , Inc. These top 10 customers represented 70% of our consolidated revenue for 2009.

Our two largest customers in 2009, Sonangol and Petroandina, accounted for 20% and 14% of total revenue, respectively. Because of the nature of our contracts and customers’ projects, our largest customers can change from year to year and the largest customers in any year may not be indicative of the largest customers in any subsequent year.

Interest Rate Risk.  We are exposed to changes in interest rates through our fixed rate long-term debt. Typically, the fair market value of fixed rate long-term debt will increase as prevailing interest rates decrease and will decrease as prevailing interest rates increase. The fair value of our long-term debt is estimated based on quoted market prices where applicable, or based on the present value of expected cash flows relating to the debt discounted at rates currently available to us for long-term borrowings with similar terms and maturities. The estimated fair value of our long-term debt was $         as of September 30, 2010 and $400.0 million at December 31, 2009, which was        than its carrying value of $         million as of September 30, 2010 and        than its carrying value of $364.9 million as of December 31, 2009

We are exposed to the impact of interest rate changes on the outstanding indebtedness under our senior credit facility which has variable interest rates. Amounts drawn under the credit facility bear interest at variable rates based on LIBOR plus a margin or the alternative base rate as defined in the agreement. The interest rate margin applicable to LIBOR advances varies based on our total leverage ratio. The hypothetical impact on an average outstanding balance of our variable rate indebtedness of $20 million from a hypothetical 100 basis point increase in interest rates would be an increase in interest expense of approximately $0.5 million per quarter.

We have cash in bank and restricted cash which, at times, may exceed federally insured limits. Restricted cash includes cash held to collateralize standby letters of credit and performance guarantees. Historically, we have not experienced any losses in such accounts. Recent volatility in financial markets may impact our credit risk on cash and short-term investments. At September 30, 2010, unrestricted and restricted cash and cash equivalents totaled $                          .

Foreign Currency Exchange Rate Risk.  We operate in a number of international areas and are involved in transactions denominated in currencies other than the U.S. dollar, which expose us to foreign currency exchange rate risk. We utilize the payment structure of customer contracts to selectively reduce our exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. We do not hold or issue foreign currency forward contracts, option contracts or other derivative financial instruments for speculative purposes.

We have designated the U.S. dollar as the functional currency for most of our operations in international locations because we contract with customers, purchase equipment and finance capital using the U.S. dollar. In those countries where we have designated the U.S. dollar as the functional currency, certain assets and liabilities of foreign operations are translated at historical exchange rates, revenues and expenses in these countries are translated at the average rate of exchange for the period, and all translation gains or losses are reflected in the period’s results of operations. In those countries where the U.S. dollar is not designated as the functional currency, revenues and expenses are translated at the average rate of exchange for the period, assets and liabilities are translated at end of period exchange rates and all translation gains and losses are included in accumulated other comprehensive income (loss) within stockholders’ equity.

Our net foreign exchange losses attributable to our international operations were $       million for the nine months ended September 30, 2010. There are many factors affecting foreign exchange rates and resulting exchange gains and losses, most of which are beyond our control. During the nine months ended, September 30, 2010, we derived $       million or     % of our revenues from international operations. It is not possible for us to predict the extent to which we may be affected by future changes in exchange rates and exchange controls.

Equity risk: Under the terms of our Series B-1 Preferred Stock and existing warrants and options to purchase our common stock, the holders of these instruments are given an opportunity to profit from a rise in the market price of our common stock that, upon the conversion of our Series B-1 Preferred Stock and the exercise of the warrants and/or options, could result in dilution in the interests of our other stockholders.  As fully described in Note 6 to the Condensed Consolidated Financial Statements, Series B-1 stockholders have various additional rights, including dividends, consent of holders to, among other things, enter into a business combination or declare dividends. The holders of our preferred stock have the preemptive right to acquire shares of our common stock that we may offer for cash in the future, other than shares sold in a public offering and the conversion price of the Series B-1 shares is subject to a down-round provision which may increase their holdings in the event of any offering.  The terms on which we may obtain additional financing may be adversely affected by the existence and potentially dilutive impact of our Series B-1 Preferred Stock, and common stock options and warrants.

The Company is required to account for the conversion feature preferred stock related embedded derivative and investor warrants as derivative liabilities.  The Company is required to mark to market in each reporting quarter the value of the embedded derivative and investor warrants. The Company revalues these derivative liabilities at the end of each reporting period. Derivative liabilities are presented as a long-term liability on the balance sheet and totaled $     and $         as of September 30, 2010 and December

31, 2009, respectively. The periodic change in value of the derivative liabilities is recorded as either non-cash derivative income (if the value of the embedded derivative and investor warrants decrease) or as non-cash derivative expense (if the value of the embedded derivative and investor warrants increase).  Although the values of the embedded derivative and warrants are affected by interest rates, the remaining contractual conversion period and the Company’s stock volatility, the primary cause of the change in the values will be the value of the Company’s common stock.  If the stock price goes up, the value of these derivatives will generally increase and if the stock price goes down the value of these derivatives will generally decrease.  Our stock has historically been volatile; as a result, periodic gain or loss from change in fair value of derivative liabilities may be material.  Change in fair-value of derivatives is detailed in the Condensed Consolidated Statements of Operations under the section Other Income (expenses) and is discussed in the previous section.  Gain (loss) from change in fair value of derivative liabilities was $       and $       for the three and nine months ended September 30, 2010, respectively.

Definitive Proxy Statement filed March 29, 2010

Compensation Discussion and Analysis, page 26

3.                                      Please tell us how you determined that you have included in your executive compensation discussion all of the persons covered pursuant to Item 402(a)(3)(iii) of Regulation S-K.  In that regard, we note your disclosure at page 26 that your compensation discussion and analysis provides an explanation of your compensation philosophy, policies and practices with respect to your chief executive officer, chief financial officer and the other two most highly compensated executive officers.

Response:                                        Management of the Company reviewed the definition of “executive officer” in Rule 405 of the Securities Act of 1933 and Rule 3b-7 of the Securities Exchange Act of 1934 and the management and policy making functions of its various officers.  Management concluded that the Company had only two executive officers in addition to its CEO and CFO.  Note that during 2010, the Company hired a general counsel and its board of directors determined that he was an executive officer, so the company expects to have three NEOs in addition to its CEO and CFO in its proxy statement for 2011.

Executive Officer Compensation, page 27

Bonus Compensation, page 29

4.                                      With respect to your bonus compensation, we note your disclosure regarding the key performance indicators established for 2009, and your disclosure that the bonus payable based upon achievement of the key performance indicators may be increased or decreased within the executive’s target range based upon achievement of individual goals.  Please disclose how or why this process translated into actual compensation.  For example, please disclose your actual achievement relative to your key performance indicators, and how this achievement translated into the actual bonuses awarded.  In addition, please disclose whether the bonus was increased or decreased for any executive based upon achievement of individual goals and what such elements of individual compensation were for each executive.  In addition, please clarify how your compensation committee established the target compensation levels with respect to each of your executive officers.

Response:                                        In the 2011 proxy statement the Company will provide additional detail regarding the calculation of the KPI bonus and any additional bonus amount for personal goals substantially as follows,

Insert at the end of the third paragraph under bonus compensation on page 29 of the 2010 proxy statement,

The target bonus compensation amounts for the named executive officers was established by the Compensation Committee in its discretion, and was based on the historical targets the committee has used, as well as a desire by the committee to cause a substantial portion of each named executive officers’ short-term compensation to be at risk.

During 2009, the Company achieved 97.8% of target EBITDA, 98.2% of target revenue and 100.5% of target safety, which resulted in weighted achievement percent of 96.3% of the KPI bonus targets, calculated as follows:

•                  97.8% of EBITDA weighted at 50%, or 48.9%,

•                  89.2% of target revenues weighted at 25%, or 22.3%, and

•                  100.5% of safety weighted at 25%, or 25.1%.

The KPI bonus for each named executive officer was calculated by multiplying the named executive officers base salary by his bonus rate (75% for Mr. Miles and 60% for the other named executive officer), multiplied by the 96.3% weighted KPI achievement percentage.

Insert after fourth paragraph of bonus compensation on page 29,

For 2009, Mr. Miles’ KPI bonus amount was $271,000 and he and did not receive any additional bonus.  Mr. McCurdy’s KPI bonus was $130,167, and the compensation committee awarded him an additional $20,334 for his efforts regarding the acquisition of PGS and the related financing of such acquisition.  Mr. Parker’s KPI bonus was $131,422, and the compensation committee awarded him an additional $49,078 for his efforts regarding the acquisition of PGS and the related financing of such acquisition. Mr. White’s KPI bonus was $102,000, and he did not receive any additional bonus.

In order to encourage stock ownership by the named executive officers, which the compensation committee believes helps to align executive interests with those of the stockholders, the compensation committee proposed that each executive officer be paid a portion of their 2009 bonus in common shares, valued at $8.50, the approximate price of the stock on the date of the awards.  Mr. Miles received 6,000 shares which reduced his cash bonus by $51,000, Mr. McCurdy and Mr. Parker each received 3,000 shares and reduced their respective cash bonuses by $25,500.  The compensation committee did not deem it appropriate to award a portion of Mr. White’s bonus in stock because he had announced the intent to resign from the Company, prior to the time bonuses were determined.

Equity Compensation, page 29

5.                                      We note your general disclosure about why you historically grant equity awards.  However, please also provide specific disclosure as to why you awarded the restricted stock grants on July 29, 2009 and at the levels disclosed.  Please also tell us why a portion of the cash bonus paid to certain named executive officers on March 2, 2010 was in the form of restricted stock.

Response:                                        Please see our response to comment # 4, which includes disclosure responsive to the payment of a portion of the named executive officers’ bonus in stock.  The restricted stock awards to the named executive officers were not based on any specific formula or the achievement of any specific goal, but rather were in an amount the committee determined in its judgment was appropriate to meet the general purposes of the plan as described in the referenced paragraph.  In addition, the Compensation Committee noted in making the awards that it had revised the severance agreements with the named executive officers as described on page 30-31 of the proxy statement.  In future filings describing equity award grants, Geokinetics will clearly state the reasons for the grants, including (if accurate) that the grants were made in the discretion of the compensation committee in amounts appropriate to retain and motivate executive officers, and to align the interests of the officer with those of shareholders.

Director Compensation, page 36

6.                                      Please disclose by footnote to the appropriate column of your director compensation table the aggregate number of stock awards and the aggregate number of option awards outstanding at your fiscal year end.  In that regard, we note your disclosure at page 26 of your definitive proxy statement filed on April 24, 2009 that you granted options to the directors in December 2007 that vest ratably over four years beginning November 15, 2008 in increments of 15%, 30%, 60% and 100%.

Response:                                        The Company will include a footnote to its director compensation table that sets forth the aggregate number of shares of restricted stock owned by each non-employee director at year end 2010 in its 2011 proxy statement.  Such disclosure will be substantially as follows, “As of December 31, 2010, each of the non-employee directors had aggregate outstanding restricted stock as follows:  Mr. [] — [ ] restricted shares which vest [ ]% on each of [date].”  Similar disclosure will be inserted in future proxy statements in the event non-employee directors receive equity awards other then restricted stock.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 32

7.                                      In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods.  Revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses.  Instead of simply using the term “primarily” to describe changes, quantify the amount of the change that is attributable to the primary source you identify.  See Section III.D of SEC Release 33-6835 (May 18, 1989).  For example, and without limitation, provide more detail at page 32 regarding the various components that accounted for the 17.5% change in consolidated revenues during the three months ended June 30, 2010 as compared to the three months ended June 30, 2009.

Response:  In completing our discussion of the results of operations, we considered Section III.D of SEC Release 33-6835 and believe we have provided the readers with management’s views on the significant factors impacting the Company.  Within our discussion, we provide qualitative indication of significant changes and discuss attributing factors thereafter. In that regard, we include specific quantitative disclosure of operating revenues and operating expenses based on our two reportable segments: seismic acquisition and data processing. In our discussion of the seismic acquisition segment, we divide results further to compare results geographically for North America and International operations.

In order to ensure that this information is clearly presented, in future disclosures we propose to present numerical summaries within the first paragraph discussion of operating revenues and operating expenses. We believe this will enhance our disclosures of our consolidated financial results of operations and will include similar disclosure in our September 30, 2010 Form 10-Q filing.

Consolidated revenues decreased $25.3 million or 17.5% to $119.5 million during the three months ended June 30, 2010 from $144.8 million during the three months ended June 30, 2009. The decrease in international seismic acquisition revenues of $47.4 million was primarily attributable to low crew utilization and weak pricing internationally as well as less transition zone and shallow water work during the quarter ended June 30, 2010. Data processing revenue declined by $0.1 million for the same period.  These declines were offset by increases in North America seismic acquisition revenues which rose $22.2 million primarily due to the Multi-Client data library sales and the impact of the PGS Onshore acquisition as further discussed below.

Consolidated direct operating costs decreased slightly to $102.4 million in the three months ended September 30, 2010 from $102.5 million for the same period in 2009 ~~mainly due to decrease in activity, but offset somewhat by higher idle costs as the Company prepares for new work, both in the U.S. and internationally (see discussion by segment below).~~  Seismic acquisition operating expenses from North America increased by $15.4 million to $30.1million for the three months ended June 30, 2010. Data processing expenses also increased slightly to $2.4 million for the same period.  These increases were offset by a decrease in international seismic acquisition expenses of $15.4 million to $69.9 million for the three months ended June 30, 2010. Variances in our operating expenses are discussed in relation to revenues for the same periods below.

Liquidity and Capital Resources, page 37

Revolving Credit Facility, page 38

8.                                      We note that you amended your credit facility with RBC as of June 30, 2010 to provide greater flexibility in meeting financial covenants.  However, you also disclose that based on your current forecast, you believe you are likely to not be able to maintain the covenants as of the September 30, 2010 measurement date.  Please expand your disclosure to address why your forecast has changed.  In that regard, we note statements made by your chief executive officer during your second quarter 2010 earnings conference call with respect to unexpected job cancellations.

Response:  The covenants in Geokinetics’ credit facility with RBC are based on its internal projections of future results of operations. As disclosed in its filings, Geokinetics’s results of operations are volatile.  The original financial covenant requirements in the RBC facility were finalized on February 12, 2010, contemporaneously with the acquisition of PGS Onshore and were based on best estimates at the time with limited knowledge of the impact of the acquisition of PGS and market volatility to future results. As foreshadowed in the June 30, 2010 disclosure, Geokinetics expected to be required to further amend these covenants at September 30, 2010.  Since then, Geokinetics executed an amendment to the RBC agreement, as filed under Item 1.01 on Form 8-K on October 4, 2010, which includes a waiver of financial covenants for the quarter ended September 30, 2010.  Geokinetics plans to continue to disclose the ongoing likelihood that it will need additional waivers and/or amendments to address covenants for the quarter ended December 31, 2010 and beyond.

Geokinetics does not provide earnings guidance during conference calls or otherwise, because it believes the volatile nature of its results of operations would make guidance of limited value to investors. Since it does not provide such guidance, Geokinetics believe an explanation of the factors which caused its projections to be missed would lack context, and therefore would not be material to investors.

If this letter does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/William L. Moll, Jr.

William L. Moll, Jr.
Vice President, General Counsel & Secretary

cc:                                George G. Young III, Esq.

Haynes and Boone, LLP

As requested in the letter dated September 24, 2010 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K/A for the fiscal year ended December 31, 2009, filed August, 9, 2010, the Form 10-Q for the fiscal quarter ended June 30, 2010, filed August 9, 2010 and the Definitive Proxy Statement filed March 29, 2010, filed by Geokinetics Inc. (the “Company”), the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K/A, the Form 10-Q and the Definitive Proxy Statement;

•                  Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K/A, the Form 10-Q and the Definitive Proxy Statement do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K/A, the Form 10-Q and the Definitive Proxy Statement; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

GEOKINETICS INC.

By:	/s/ Richard F. Miles
Name:	Richard F. Miles
Title:	President and Chief Executive Officer